Exhibit 99.1

Santoy Gap Deposit Increases Seabee Reserves by 78%

Trading Symbol
TSX - CRJ
OTCQB - CLGRF

SASKATOON, Nov. 7, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ) (OTCQB: CLGRF) today reported an updated National Instrument 43-101 ("NI 43-101") gold Mineral Reserve and Mineral Resource statement for its Seabee Gold Operation in Saskatchewan, Canada. The Company will be filling an updated Technical Report within 45 days of this release in support of the updated Mineral Reserve and Mineral Resource statement.

Highlights include:

•	Initial Mineral Reserves of 243,000 ounces of gold at 6.24 grams per tonne at the Santoy Gap deposit.
•	Seabee Gold Operation Mineral Reserves increased by 78 percent to 554,100 ounces of gold.
•	2013 exploration and infill drilling indicates that the system has the potential to expand significantly.
•	Gold mineralization extends for approximately 800 metres along strike and to depths in excess of 690 metres below surface.

Brian Skanderbeg, Senior Vice President and COO stated, "In order to grow our production, we needed to increase our reserves. The Santoy Gap deposit, based on its high-grade core and size, demonstrates the potential that exists to grow our production and the ability to find high grade ounces near our current mine infrastructure.  During these difficult times, deposits such as the Santoy Gap are crucial for the Company in its strategy to increase production and margins, minimize capital expenditures and to build shareholder value for many years to come."

Mineral Reserves and Mineral Resources Update

Highlighting the updated Seabee Gold Operation's NI 43-101 Mineral Reserve and Mineral Resource statement was the increase of 243,000 ounces of gold, or 78 percent, from the Santoy Gap to the overall reserve base. Table 1 outlines the entire updated Mineral Reserves and Mineral Resources statement for the Seabee Gold Operation, effective December 31, 2012.

Table 1: Mineral Reserves and Mineral Resources Statement - Seabee Gold Operation as at December 31, 2012.

Proven and Probable Mineral Reserves
Projects	Tonnes	Grade (g/t)	Ozs
Seabee	947,100	7.26	221,100
Santoy 8	628,100	4.45	89,900
Santoy Gap	1,210,000	6.24	243,000
Totals	2,785,200	6.19	554,100
Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs
Seabee	45,400	4.86	7,100
Santoy 8	59,300	3.28	6,200
Santoy Gap	94,000	4.65	14,000
Porky Main	160,000	7.50	38,600
Porky West	111,000	3.10	11,000
Totals	469,600	5.10	77,000
Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs
Seabee	355,600	8.55	97,700
Santoy 8	518,700	5.91	98,600
Santoy Gap	1,875,000	5.92	356,900
Porky Main	70,000	10.43	23,500
Porky West	138,300	6.03	26,800
Totals	2,957,600	6.35	603,400

Footnotes to the Mineral Reserve and Mineral Resource Statement:
1. Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.5 grams of gold per tonne and, at Santoy 8 and Santoy Gap at a cut-off of 3.00 grams of gold per tonne.  Additional assumptions include, a CDN $1,500 per ounce of gold using metallurgical and process recovery of 95.2 percent and overall ore mining and processing costs derived from 2012 realized costs.  All figures are rounded to reflect the relative accuracy of the estimates.  Summation of individual columns may not add-up due to rounding.
2. Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.  The resource and reserve evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., and Peter Longo, P. Eng., both full time employees of Claude. Both have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Person as defined by NI 43-101.
3. The Mineral Reserves and Mineral Resources reported herein have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with Canadian Securities Administrators' NI 43-101.
4. Considering the effective date of this Mineral Reserve and Mineral Resource is December 31, 2012, year to date 2013 production from both the Seabee and Santoy 8 mines is not reflected in this statement.

The 78 percent increase in Proven and Probable Reserves reflects the Company's ongoing strategy of advancing the Santoy Gap deposit towards a production scenario which includes processing development ore in the first half of 2014 and reaching commercial production in 2015.  Claude has evaluated Santoy Gap's potential capital and operating costs at a preliminary level and results indicate that the deposit has the potential to provide significant economic value to the Seabee Gold Operation.

In 2013, the Company completed three step-out drill holes targeting the down plunge extension of the Santoy Gap and Santoy 8 deposits, two of which returned significant intercepts of 330.35 grams of gold per tonne over 1.55 metres and 18.80 grams of gold per tonne over 13.86 metres. These results, combined with ongoing infill drilling, provide a high probability of future resource growth within and outside the current domain. Infill and exploration drilling completed in 2013 was not incorporated in this resource update. As such, an updated NI 43-101 Mineral Reserve and Mineral Resource statement is planned to be released during the first quarter of 2014.

The Santoy Mine Complex, located approximately 14 kilometres from the Seabee Mine and Central Milling Facility, is accessible by an all-weather road and includes the producing Santoy 8 Mine and the Santoy Gap deposits.  The Santoy Gap deposit was initially discovered in 2011 and is located approximately 500 metres from the producing Santoy 8 Mine. The Santoy Gap resource has been defined to depths in excess of 690 metres below surface and over a strike length of 800 metres.  The deposit is located between 200 and 1,000 metres north of the existing Santoy 8 resource and remains open down plunge to the north and at depth. To view the longitudinal and plan maps of the Santoy Mine Complex use or click on the following URL; http://www.clauderesources.com/html/operations/exploration/Seabee_Mine/Santoy_Gap/index.cfm.

Samples were assayed by at ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

Mineral Reserve and Mineral Resource estimates for the Seabee Gold Operation were prepared by Claude Resources Inc. personnel, under the supervision of Brian Skanderbeg, P. Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P. Eng., Vice President, Operations. Both are a "qualified person" as defined by National Instrument 43-101 and have reviewed the content of this Media Release for accuracy.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Brian Skanderbeg, Senior Vice President & COO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 19:25e 07-NOV-13